EXRO TECHNOLOGIES INC.

ANNUAL INFORMATION FORM

FISCAL YEAR ENDED DECEMBER 31, 2020

APRIL 21, 2021

( i )

EXRO TECHNOLOGIES INC.

ANNUAL INFORMATION FORM

INTRODUCTION

In this annual information form (the “Annual Information Form”), unless the context requires otherwise, references to the “Company”, “Exro”, “we”, “us”, “our” and similar words refer to Exro Technologies Inc. or any predecessor thereto, as the context requires. The information in this Annual Information Form is presented as of December 31, 2020, unless otherwise indicated. All dollar amounts in this Annual Information Form are in Canadian dollars, except where otherwise indicated.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Information Form contains certain forward-looking statements within the meaning of Canadian securities laws. These statements relate to future events or future performance and reflect management’s expectations regarding the Company’s growth, results of operations, performance and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking statements can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “continue”, “target” or the negative of these terms or other comparable terminology.

Forward-looking statements are necessarily based on estimates and assumptions made by management in light of management’s experience and perception of historical trends, current conditions and expected future developments, as well as factors that management believe are appropriate. Forward-looking statements in this Annual Information Form include, but are not limited to:

•volatility of stock price and market conditions;

•technology risks and risks associated with the commercialization of the technology.

•regulatory risks;

•difficulty to forecast;

•key personnel;

•limited operating history and limited or no revenues;

•competition;

•investment capital and market share;

•market uncertainty;

•additional capital requirements;

•management of growth;

•litigation;

•protection of patents and intellectual property; and

•no dividend history.

These forward-looking statements are based on the beliefs of the management of Exro as well as on assumptions which such management believes to be reasonable, based on information currently available at the time such statements were made. However, there can be no assurance that forward-looking statements will prove to be accurate. Such assumptions and factors include, among other things: demand for the technology of the Company; ability to maintain existing partners and attract new partners; the impact of competition; the ability to obtain and maintain existing financing on acceptable terms; the ability to retain skilled management and staff; currency, exchange and interest rates; the availability of financing opportunities, risks associated with economic conditions, dependence on management and conflicts of interest and market competition; the ability to commercialize the Company’s technology; and operating in an environment that is subject to regulation.

The preceding list is not exhaustive of all possible factors. Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and the Company cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, any investors or users of this document should not place undue reliance on these forward-looking statements. Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors that are discussed elsewhere in this Annual Information Form, including but not limited to:

•demand for the technology of the Issuer;
•the ability to maintain existing partners and attract new partners;
•the impact of competition;
•the ability to obtain and maintain existing financing on acceptable terms;
•the ability to retain skilled management and staff;
•currency, exchange and interest rates;
•the availability of financing opportunities, risks associated with economic conditions, dependence on management and conflicts of interest and market competition;
•the ability to commercialize the Issuer’s technology;
•the ability to manage supply chain issues; and
•operating in an environment that is subject to regulation.

For a description of material factors that could cause the Company’s actual results to differ materially from the forward-looking statements in this Annual Information Form, see “Risk Factors”.

Readers should not place undue reliance on the Company’s forward-looking statements, as the Company’s actual results, performance or achievements may differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements if known or unknown risks, uncertainties or other factors affect the Company’s business, or if the Company’s estimates or assumptions prove inaccurate. Therefore, the Company cannot provide any assurance that such forward-looking statements will materialize. The Company does not undertake to update any forward-looking information, except as, and to the extent required by, applicable securities laws.

CORPORATE STRUCTURE

Name, Address and Incorporation

The Company’s full corporate name is “Exro Technologies Inc.”. The Company’s head office is at 12–21 Highfield Circle S.E., Calgary, Alberta, T2G 5N6, relocated from 2820-200 Granville Street, Vancouver, British Columbia, V6C 1S4 and its registered and records office is at 1700 – 666 Burrard Street, Vancouver, BC V6C 2X8.

The Company was incorporated under the Business Corporation Act (British Columbia) on February 11, 2014 under the name “BioDE Ventures Ltd.” (“BioDE”) as a wholly-owned subsidiary of Carrus Capital Corporation (“Carrus”). The Company entered into an arrangement agreement with Carrus on February 12, 2014, pursuant to which, common shares of the Company (“Common Shares”) were distributed to the shareholders of Carrus. Following completion of the arrangement, the Company became a reporting Company in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, and Quebec.

On July 26, 2017, BioDE and its wholly owned subsidiary 10889001 BC Ltd. completed a transaction with Exro Technologies Inc. (a predecessor entity to the Company) whereby, pursuant to an amalgamation agreement, 10889001 BC Ltd. amalgamated with Exro Technologies Inc. and became the legal subsidiary of BioDE with holders of Exro Technologies Inc. holding approximately 86% of BioDE immediately after the amalgamation. The transaction was accounted for as an acquisition of BioDE by Exro. In completion of the transaction, the Company changed its name to Exro Technologies Inc.

The Company’s shares are listed on the TSX Venture Exchange (“TSXV”) and trades under the symbol “XRO”, and the OTCQB under the symbol “EXROF”.

Intercorporate Relationships

The Company has two wholly owned subsidiaries, DPM Technologies Inc., incorporated under the laws of British Columbia, and Exro Technologies USA, Inc., incorporated under the laws of Delaware, USA. The following diagram illustrates the organizational structure of the Company, including DPM Technologies Inc. and Exro Europe AS. Other than as indicated below, each subsidiary is wholly owned by the Company.

Notes: The Company is the registered holder of 100% of all issued and outstanding shares of DPM Technologies Inc. and the registered holder of 100% of all issued and outstanding shares of Exro Technologies USA, Inc.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

Year ended December 31, 2020

On January 15, 2020, the Company announced plans to open a 6,500 sq. ft. innovation center in Calgary, Alberta, to demonstrate how the Company's technology can improves the performance of electric motors. The Exro Innovation Center ("EIC") will also increase the Company's laboratory space, allowing it to expand its service capabilities to customers and showcase areas in which the Company's technology can be applied to key sectors of the economy. The Company expects the EIC will also host collaborative events to explore advances in energy consumption and electric motor innovations, with participants from Calgary, across Canada and international jurisdictions. The relocation of the Company's laboratory space from Victoria, British Columbia, to Calgary, Alberta was completed in June, 2020.

On February 6, 2020, the Company announced a partnership with Finland's Aurora Powertrains Oy ("Aurora"), which in 2019 released an all-electric production snowmobile: the "eSled". The Company and Aurora have agreed to work to both increase motor performance and decrease production costs for future production of the eSled and other Aurora products. The Company's technology is to be added to the Aurora electric powertrain, a further move to global commercialization of the Company's technology.

On April 28, 2020, the Company announced it signed a collaboration and supply agreement (the "Supply Agreement") with Clean Seed Capital Group Ltd. ("Clean Seed") to integrate the Company's technology into Clean Seed's high-tech agricultural seeder and planter platforms, in an effort to advance the electrification of heavy-farm equipment. Under the Supply Agreement, Clean Seed will issue a purchase order to integrate the Company's electric-motor-enhancing technology into Clean Seed's latest technology offerings and beyond. Clean Seed, in collaboration with the Company, anticipates building a working prototype that is expected to be implemented in the field by late 2021.

On June 12, 2020, the Company sold its wholly-owned subsidiary, Exro Europe AS ("Exro Europe") and related technology, back to RAW Holdings AS for a purchase price of $16,250. The sale was completed pursuant to the exercise of a re-purchase right as part of the Company's acquisition of Adaptive Technologies AS ("Adaptive") on August 29, 2018 (the "Adaptive Agreement"). Adaptive was subsequently renamed Exro Europe. Under the Adaptive Agreement, Adaptive shareholders had a right to re-purchase Exro Europe at 130% of the original purchase price in the event the Company elected not to commercialize certain technology acquired from Adaptive.

On June 15, 2020, the Company announced it had initiated a collaboration agreement with Zero Motorcycles Inc. ("Zero") to evaluate Exro's patented coil drive technology using Zero's SR/S powertrain platform. Zero is a developer of electric-powered motorcycles offering what Zero believes to be a superior riding experience. Exro and Zero have agreed to collaborate to integrate Exro's Coil Drive technology into a Zero ZF75-10 based motorcycle. The agreement will involve motor technology and integration support from Zero, while Exro will provide power electronics design and supply.

On July 10, 2020, the Company completed a short form prospectus offering (the "July 2020 Offering") of 11,428,571 units at a price of $0.70 per unit for gross proceeds of $8,000,000. Each unit was comprised of one Common Share and one-half of one common share purchase warrant of the Company. Each whole common share purchase warrant is exercisable to acquire one Common Share at an exercise price of $0.90 per share until June 10, 2022, subject to adjustment in certain events. In connection with the July 2020 Offering, the Company issued 571,428 Common Shares and 914,285 broker warrants, each exercisable to acquire one Common Share at an exercise price of $0.70 per share until July 10, 2022, as compensation for services rendered in connection with the July 2020 Offering.

On July 15, 2020, the Company announced that it will be partnering with Australia's SEA Electric Pty Ltd. ("Sea Electric"), a global leader in the electrification of commercial vehicles, to enhance electric powertrain technology for heavy duty trucks and delivery vehicles. SEA Electric and Exro have agreed to co-develop and test powertrains based on Exro's Coil Driver and the SEA-Drive technologies.

On September 22, 2020, the Company was listed on the TSXV and the Common Shares began trading under the symbol "EXRO".

On September 24, 2020, the Company announced it had entered into a collaboration agreement with Heinzmann GMBH & Co. KG ("Heinzmann") to integrate Coil Driver technology with Heinzmann's advanced motor designs for mobility applications. The agreement will involve motor technology and integration support from Heinzmann, while the Company will provide testing, power electronics design, and supply. The parties are proposing to utilize Exro's Coil Driver to improve the speed range and torque output capabilities of Heinzmann's traction applications in an effort to optimize Heinzmann's powertrains and improve performance in the gradeability, power density and top speed of Heinzmann's products.

On October 7, 2020, the Company announced test results of a field test of the Company's technology conducted by Motorino Electric ("Motorino"), one of the Company's early partners, against a standard electric bike. Motorino's testing found that the Exro-enhanced electric bike saw its performance increase by more than 20 per cent, and up to 50 per cent in climbing conditions. Following these results, Exro has begun negotiations with Motorino regarding the production of a commercial Exro-enhanced electric bike for late 2021.

On October 15, 2020, the Company announced it has begun working with Traktionssysteme Austria GmbH ("TSA") to develop enhanced commercial vehicles by integrating TSA's traction motor systems with Exro's Coil Driver technology. Exro and TSA will collaborate on a technology update for heavy duty electric vehicles and traction motors and drives. Examples of heavy-duty vehicles include delivery vans, buses, and trucks. According to MarketsAndMarkets Inc., the global traction inverter market is projected to grow at a CAGR of 17.57% from USD $2.5 billion in 2018 to reach USD $7.7 billion by 2025.1

On October 20, 2020, the Company opened the doors to the Company's EIC. The EIC has been designed to allow in-house design, testing, and assembly of manufactured products to enhance the performance of electric motors and powertrains. The Company is proposing to feature small and large test bays to demonstrate the Company's patented technology in relevant environments and accelerate prototypes in operating applications. The Company believes the EIC will expand the potential for more strategic partnerships while also creating a platform for proof of concepts in new research and development projects. Exro will continue to be focused on its mission to deliver intelligent innovations in electrification with minimum energy and maximum results.

On December 14, 2020, the Company completed a short form prospectus offering of 12,915,384 shares at a price of $3.25 including the over-allotment option which was exercised by the agents for total gross proceeds of $41,974,998. In connection with the offering, share issuance costs were $284,990 and the Company issued 839,500 warrants exercisable at $3.25 per common shares for a period of 24 months from the date of issuance and the Company issued 645,769 corporate finance shares.

Year ended December 31, 2019

On March 22, 2019, the Company completed a private placement of 8,180,500 shares at a price of $0.25 per share for proceeds of $2,045,125. The Company paid finders fees of $143,159 and issued 572,635 broker warrants with an exercise price of $0.35 per share with a twelve-month expiry.

On August 21, 2019, Sue Ozdemir joined Exro as the Company’s new Chief Executive Officer (“CEO”). Ozdemir is recognized as an accomplished executive and industry expert as she has more than two decades of accomplishments in the electric motor industry, including eight years at General Electric Company (“GE”).

On September 9, 2019, Exro announced it had signed its first Licensing Agreement with Motorino Electric (“Motorino”), marking a major advancement in electric motor performance coming to market. Motorino is a pioneer in the Canadian electric transportation industry starting over 17 years ago with its first product launch, and now having dozens of products across the electric bicycle, electric scooter and electric motorcycle categories. Exro’s engineered technology provides a torque increase of greater than 25 per cent for the Motorino e-bike resulting in a corresponding increase in acceleration of greater than 25 per cent.

On September 13, 2019, Exro announced that it had granted incentive stock options to directors, officers and consultants to purchase an aggregate of 3,225,000 shares in the capital of the Company at a price of
1 https://www.marketsandmarkets.com/PressReleases/vehicle-inverter.asp

$0.25 per share, pursuant to the terms of its stock option plan. All of the options are subject to vesting provisions, and any shares issued upon exercise of an option will be subject to a hold period of four months and one day from the date of grant.

On September 18, 2019, the Company announced its first production order for Motor Drivers from Potencia Industrial, S.A. DE C.V. (“Potencia”).

On October 21, 2019, the Completed a private placement of 6,023,110 shares at a price of $0.27 per share for proceeds of $1,626,240. The Company paid finders fees of $67,559 issued 250,368 broker warrants with an exercise price of $0.40 per share with a twelve-month expiry. The fair value of the broker warrants was estimated to be $55,458.

On November 5, 2019, Exro announced the appointment of Darryl Wilson as Chairman of Business Advisory Board. Mr. Wilson’s 26-year career with GE took him around the world. He was President and CEO of GE Consumer and Industrial in Budapest, Hungary then President and CEO of Consumer and Industrial Asia Pacific in Shanghai, China. Returning to the United States in 2008, Mr. Wilson took on the role of President and CEO of GE Aero Energy in Houston, Texas amongst other roles before retiring as Vice President of Commercial GE Power in 2018.

On November 5, 2019, the Company completed a private placement of 700,000 shares at a price of $0.27 per share for proceeds of $198,000.

On November 12, 2019, Exro announced that Josh Sobil joined the Company in the role of Chief Commercial Officer and will be responsible for leading Exro’s sales and marketing strategies globally. Mr. Sobil will manage all commercial partnerships and opportunities as Exro expands its product offerings targeting increased efficiencies and better performance in the electric motor industry as well as power conversion in various aspects of the electrification evolution.

On November 20, 2019, Exro announced a partnership with the Canadian company Templar Marine Group Ltd. (“Templar”) to optimize the performance of electrical engines in the multi-billion-dollar e-Boat market. Templar will integrate Exro’s system into Templar Marine’s water taxis as a pilot project, where the company expects to see a significant increase in motor performance for both the boat’s top speed, as well as improving range through increased system efficiency. Exro’s validated technology has already proven it can increase motor speed by more than 30%, which Templar Marine believes will be a major breakthrough in the e-Boat sector.

On December 18, 2019, the Company announced that it had delivered the first Exro-powered e-Bike to Motorino Electric. Exro demonstrated significant gains in performance when the Exro system is integrated into an e-Bike’s existing electric drivetrain. By expanding the operating parameters of the motor, Exro’s engineered technology provided a torque increase of greater than 25 per cent for the Motorino e-bike resulting in a corresponding increase in acceleration of greater than 25 per cent.

Year ended December 31, 2018

On July 24, 2018, the Company announced that it had initiated a non-brokered private placement of 6,000,000 common shares at a price of $0.25 per share for proceed of up to $1,500,000.

On July 26, 2018, the Company subsequently announced the closing of its previously announced private placement raising gross proceeds of $1,842,500. The Company issued 7,370,000 common shares at a price of $0.25 per share, representing an oversubscription of 1,370,000 common shares.

On July 30, 2018, the Company announced the closing of a second tranche of the private placement in the amount of $235,000 to accommodate additional investor demand. In aggregate the Company issued 8,310,000 common shares at a price of $0.25 per share, for gross proceeds of $2,077,500.

On August 29, 2018, the Company announced it had entered into an agreement for the acquisition of Adaptive Generators AS, ("Adaptive") a privately-owned Norwegian company that has developed a patented technology for use in programmable, fault-tolerant generators, motors and battery systems. This technology is bi-directional for use in standalone or combined motor-generator-battery-grid applications and has the potential to enhance the performance of Exro's existing technology by enabling power systems to operate more efficiently at variable speeds, loads, and torque.

Under the terms of the purchase agreement, Adaptive become a wholly owned subsidiary of the Company, with Kent Thoresen, Adaptive's CEO, joining Exro's management team to lead European business development and technology research from Oslo, Norway. The Company issued Adaptive Shareholders 50,000 common shares upon closing of the agreement, and a further 200,000 shares will be issued upon commercialization of the technology by the Company. 750,000 additional Shares will be issued to Adaptive Shareholders upon realization of certain commercial milestones. The Company will further pay a two per cent royalty on net commercial sale. On September 25, 2018, Exro announced the closing the acquisition of Adaptive.

THE BUSINESS

General

Exro is a clean technology company pioneering intelligent control solutions in power electronics to help solve the most challenging problems in electrification. Exro’s patented control technology expands the capabilities of electric motors, generators, and batteries. Exro seeks to accelerate the global transition to clean energy by providing products and services for manufacturers to optimize the cost, performance, and efficiency of energy systems and powertrains.

The technology can optimize a wide range of electric mobility applications, from electric scooters to electric buses and larger. Most variable torque applications with the need for increased torque and speed will be a suitable partner for Exro’s technology, especially in traction mobility and renewable energy industries. Given that Exro’s technology improves performance and reduces energy consumption in powertrains, it is attractive to the mobility and renewable energy sectors as a technology that will return incremental dollars to a user’s bottom line and is also attractive for the corresponding environmental benefits it offers. Many electric motors are powered by energy sources that create greenhouse gases, and by helping electric motors consume less energy, Exro is also going to significantly help reduce greenhouse gases, which will benefit the planet and our ecosystems.

Currently, about 40% of electricity produced is used in electric motors and related systems, making them significant in our economy and lives, yet the design and technology have remained largely unchanged for decades. 2 In the electric mobility space, inherent limitations of traditional electric motor and power technologies available today are unable to support the torque and speed requirements for mass adoption. Instead, manufacturers must compensate by adding additional motors, including heavy two-speed gearboxes or oversized motors and gearboxes.

Exro offers a new power electronics solution for system optimization through implementation of its technology which increases drive cycle efficiency, reduces system volume, reduces weight, and expands torque and speed capabilities. Our power electronics technology provides a new brain via enhanced control for motors and batteries.

Exro’s advanced motor control technology, the Coil Driver, expands the capabilities of powertrains by enabling two separate torque profiles within a given motor. A major advancement in the sector, dynamic motor configuration that is done electronically, enables efficiency optimization for each operating mode
2 https://www.cleantech.com/electric-motors-and-industrial-efficiency-innovation-is-key-for-evs/

resulting in reduction of energy consumption. The controller automatically selects the appropriate configuration in real time so that power and efficiency are intelligently optimized. The Coil Driver is similar to an electric gearbox for an internal combustion engine, and enables intelligent coil switching which allows a motor to switch coil configurations while in operation. This product has utility in many traction applications, particularly in transportation and mobility sectors.

Exro is also currently developing a new battery management software (“BMS”) technology called the Battery Control System (“BCS”) – formerly known as the Intelligent Battery Management System. Exro expects the BCS to provide an improvement over existing BMS applications in reliability, state of charge, and enable utilizing batteries in second-life applications such as stationary energy storage. The BCS will facilitate constant monitoring and control of energy management at the cell level. The expectation is total control over the flow of energy, which would allow enhanced and more balanced storage of energy, even under changing conditions, while also making battery storage solutions of any size more cost effective. The first BCS proof of concept was completed by the end of Q4 2020, with a stationary storage pilot project to demonstrate the BCS during the first half of 2021.

Exro’s business model is to develop strategic partnerships with companies that are established in their respective markets, specifically those that welcome potentially disruptive innovation in their product lines and have adequate internal engineering capacity, growing sales and an existing customer base. These include companies that manufacture automotive equipment such as electric bikes, electric cars, and electric commercial vehicles. Manufacturers of electric motors, generators, batteries, e-axles or power electronics also make ideal partners, since Exro’s patented technology and engineering capabilities act as the “intelligence” to enhance performance characteristics of overall power systems.

Technology

The Coil Driver technology is a controller that integrates the configuration of the rotating machine coils into the power electronics. This gives the power electronics control of the machine coil wiring configuration in real time, providing a range of options, as opposed to a fixed machine configuration.

The control system will select the optimal configuration for any given operating condition using a motor application with a specific machine control algorithm. Exro’s approach to powertrains is to control, optimize and improve performance across highly variable input and output motor applications. Traditionally, electric motor coils have been wired in a single configuration and the designer had to select the configuration that was the best compromise over the range of operating conditions. Exro’s technology senses input energy and load, and seamlessly switches coil configuration in any combination from full parallel to full series modes. The technology is intended to make electric motors and generators used in variable settings “intelligent”, leading to more efficient operation.

The technology provides voltage control with multiple performance curves corresponding to the coil configurations in the electric machine. Exro’s technology is designed and built into our partner’s electric machine and power electronics for the application. Exro’s technology can be fully integrated with the power electronics design and can be provided under a licensing agreement or as a hardware/software solution.

The Coil Driver enables two separate torque profiles within a given motor. The first is calibrated for low speed and high torque, while the second provides expanded operation at high speed. The ability to change configuration allows efficiency optimization for each operating mode, resulting in overall reductions in energy consumption. The controller automatically and seamlessly selects the appropriate configuration in real time so that torque demand and efficiency are optimized. By way of contrast, in a standard motor, each pair of poles has a coil grouping, and when that pair is energized, the magnetic field pulls the rotor.

Picture 1: Exro simulations

The Coil Driver takes each coil and breaks it into two or more coils. The switching circuitry puts the coils in series, parallel, or a combination, depending on load and speed demands at that moment. When the coils are in series, the motor generates high torque at low speeds. In parallel, the lower inductance reduces the reactance and the stator impedance, and with less voltage dropped across the stator, more voltage is available to drive the machine faster at a higher torque, as seen in the torque profile above. The Coil Driver is applied to new motor designs as the base motor needs to be connected in a required way. However, it does not alter the fundamental design of the motor.

With the innovative foundation of the Coil Driver’s topology and advanced algorithms, the Company has been able to develop the BCS. The Company is optimistic the BCS can become a market leader in second- life battery energy storage solutions. The upfront cost for batteries is one of the major roadblocks to mass- market electric vehicle and electric technology adoption. In short, “second life” use consists of reusing a battery which no longer meets the requirements of one application but can still be used for a less-demanding application. Exro's BCS technology applies the principle of managing "energy" as it converts at the individual cell level to lithium-ion batteries. Its topology of the system and intelligent algorithms control the battery cells at an individual level to extend life. For example, the new BCS when fully commercialized, will allow for constant monitoring and manipulation of energy inflows and outflows, at rates of up to 100,000 manipulations per second. By utilizing the Company's technology to manage the charge and discharge of energy at the individual cell level of a lithium-ion battery, Exro aims to improve battery performance and efficiencies, which could result in longer usage and a second life battery application.

Our Strategy

Exro has built an intellectual property base and intends to protect and commercialize new innovations. It is Exro’s intent to either manufacture its inverters when the quantity can be supported by its low volume manufacturing facility capacity or license its technology where applicable for high volume manufacturing. It will also consider outsourcing and engaging in manufacturing partnerships to accelerate supply to customers where necessary. Exro believes this business model is scalable, requiring much lower capital investment than building a full high-volume manufacturing business. This approach offers the opportunity to address several market segments concurrently, incrementally and in rapid succession by building on earlier success. Exro will work closely with development partners and customers to integrate its technology into their products and develop new intellectual property for Exro.

Exro’s technology and intellectual property is wholly owned in five patent families providing or seeking global protection in strategically important countries. There are 25 issued patents as well as 5 published and 9 pending applications. Exro also uses trade secrets to protect proprietary software and algorithms.

Outlook

Exro’s goal is to become profitable as quickly as possible without stunting growth. This will take place primarily through revenue generated from strategic partnerships which may manufacture the coil drivers through a rapid assembly line in the short-term and mid-term, and then licensing or utilizing manufacturing partners for the Company’s technology in the long-term.

Exro’s future will be focused on securing and processing strategic partnership arrangements. It is the Company’s long-term goal to evolve every collaboration into a commercial licensing arrangement. The central purpose of a collaboration will be to determine the economic benefits when the Company’s technology is integrated into an electric motor and/or a generator or battery for a particular application. This process will become more systematized as third-party commercial case studies demonstrate efficiencies in target applications.

Exro has nine ongoing key projects:

•Zero Motorcycles, Inc. (“Zero”) - The Company’s goal as it relates to this project is to evaluate Exro's patented Coil Driver technology using Zero's SR/S powertrain platform. Zero is a developer of electric- powered motorcycles, offering what it believes to be a superior riding experience. Exro and Zero will collaborate to integrate Exro's Coil Driver technology into a Zero ZF75-10 based motorcycle. The agreement will involve motor technology and integration support from Zero, while Exro will provide power electronics design and supply.

•SEA Electric Pty Ltd. (“SEA Electric”) - The Company’s goal as it relates to this project is to enhance electric powertrain technology for heavy duty trucks and delivery vehicles. Recognized as a global leader in the electrification of commercial vehicles, SEA Electric and Exro will co-develop and test powertrains based on Exro’s Coil Driver and the SEA-Drive technologies.

The expanded strategic collaboration agreement signed on February 9, 2021 includes SEA Electric providing Exro with two electric delivery vans to showcase Exro’s BCS and facilitate second-life battery storage by the second half of 2021. With a focus on utilizing electric truck batteries for energy storage applications, Exro and SEA will co-develop the BCS for operational validation.

•Heinzmann GMBH & Co. KG (“Heinzmann”) - Exro and Heinzmann will collaborate to integrate Coil Drive technology with Heinzmann’s advanced motor designs for mobility applications. The agreement will involve motor technology and integration support from Heinzmann, while Exro will provide testing, power electronics design, and supply. Exro’s Coil Driver will improve the speed range and torque output capabilities of Heinzmann's traction applications. This provides new possibilities for optimizing powertrains to improve performance in gradeability, power density and top speed.

•Land Electric Motorcycles (“LAND”) - Land signed a letter of intent to work with Exro to optimize the powertrain for the District motorcycle with the Coil Driver and to purchase up to 2,000 units after the unit is validated by LAND.

•Clean Seed Capital Group Ltd. (“Clean Seed”) - Exro plans to integrate the Company's technology into Clean Seed's high-tech agricultural seeder and planter platforms, advancing the electrification into heavy farm equipment industry. Clean Seed’s SMART Seeder™ technologies are revolutionary seeding tools that utilize the unique synergy of sophisticated electronic metering and intuitive software control putting row-by-row variable rate technology at the forefront of agricultural innovation. The Supply Agreement, entered into between the Company and Clean Seed, provides that Clean Seed will issue a purchase order to integrate the Company's electric motor enhancing technology into Clean Seed's current technology offerings, and beyond. Clean Seed, in collaboration with the Company, anticipates building a working prototype that is expected to be implemented in the field by late 2021.

•Templar Marine Group Ltd. (“Templar”) - The Company’s goal as it relates to this project is to optimize the powertrain within the electric boating industry. Research and development to date has provided substantial knowledge on e-boat applications and the types of boats that Exro technology could optimize. Templar continues to work with Exro and the partnership remains strong, although we do not foresee any further development or commercialization in 2021 to build any boats that suit the Exro technology.

•Aurora Powertrains Oy (“Aura”) – Aurora continues to work alongside the Exro team in validating the Coil Driver with their innovative snowmobile. This validation would open the door to the recreational mobility segment for Exro and shed light on commercialization with Aurora in a growing electric snowmobile market.

•Motorino Electric (“Motorino”) - The Vancouver-based manufacturer and distributor of electric bikes and motorcycles, tested Exro’s technology through 2020 against a standard electric bike in the field. Testing found that the Exro-enhanced electric bike saw its performance increase by more than 20 per cent, and up to 50 per cent in climbing conditions. This was an important project for Exro as it was the first demonstration of the potential of its technology and enabled Exro to capture commercial agreements such as LAND. Exro will keep working to close negotiations within its sale pipeline in 2021 but will not be further commercializing its technology with Motorino at this time.

•Potencia Industrial, S.A. DE C.V. (“Potencia”) - This project is a multi-stage delivery that started with the Exro motor driver. This driver was delivered in June 2020 and is undergoing testing by the customer. The next version of the driver has been shipped to Potencia in February 2021 for validation, which is due to be completed in third quarter 2021. After which point, Exro will begin delivery against $500,000 purchase order issued in 2019 from Potencia.

Mobility segment	Coil Diver	Addressable markets	Partners	Proof-of- Concept Timeline
Micro	Smaller than 48V	Scooters; electric bikes; and micro- mobility	Motorino Land Heinzemann	Complete Q2, 2021 Q1, 2021
Light	100V	Electric cars; motorcycles; and light- mobility	Potencia Zero Heinzmann	Q3, 2021 Q2, 2021 Q1, 2021
Medium	400V	Fleet vans; recreational and high-performance vehicles	SEA Electric	Q4 2021
Heavy	800V	Electric buses; long- haul semi-trucks; and industrial	SEA Electric	Q3, 2021

It is cautioned that not all aforementioned projects will turn in to orders and generating revenue. These nine key partnerships are to demonstrate the scalability and versatility of Exro’s technology. Once the technology is proven by Exro and validated by a partner as per requirements, active discussions around commercial viability begins. Then the partner can determine to place purchase orders. Revenue is generated once the finished products are shipped to the partner. Exro continues discussions with several potential commercial customers to explore a variety of mobility applications. The Company continues to evaluate customer provided data, which helps us to determine the optimal fit for Exro and our partners.

Competitive Conditions

Exro competes with other manufacturers of electric motors and battery management companies globally to innovate and improve electric motor efficiency, reliability and output and battery management systems. Exro’s technology offers a unique advantage in the drive for ever-higher efficiency in the rotating electric machine and power electronics space. Real-time coil switching improves machine efficiency at the source and delivers a higher quality signal to the power electronics resulting in benefits as described above. The multiplicity of existing and often innovative machine and power electronics offerings work around the limitation of a single configuration in electric machines.

Coil switching in response to operating conditions has been made practical by faster, cheaper semiconductor switches and processors, combined with novel circuit architecture and switching algorithms. Exro has strong intellectual property protection to exploit this technology.

Critically, Exro’s technology is a unique improvement to electric machine system performance that will enhance most of the high efficiency products available today and add new benefits in fault tolerance, eliminate additional components, and reduce complexity and costs. We are therefore in a position to view potential competitors as potential licensee partners.

Intellectual Property

As is typical for a development-stage technology company, Exro relies on self-developed patents as a major component of our intellectual property portfolio. Exro’s future will be focused on securing and processing strategic partnership arrangements and licensing agreements. It is the Company’s goal to evolve every collaboration into a commercial licensing arrangement.

As Exro’s technologies become integrated into third-party products, protection of Exro’s intellectual technology will be key. Exro’s technology and intellectual property is wholly-owned in six patent families providing protection in strategically important countries. There are 25 granted patents, 9 pending and 5 published applications. The following table provides the particulars of Exro’s issued patents.

Code	Name	Content	Status	1st Filing	Last update
EXU001	Poly-phasic multi coil generator/electric device	Optimized variable speed rotating machine design that minimizes the impact of the magnetic drag produced on the generator.	7 Issued in US, Canada.	2005	14 Jan, 2021
EXU002	Poly-phasic multi coil generator	Similar to EXU001	1 issued in Korea.	2007
EXU003	Power conversion system for a multi-stage generator	Power conversion system that combines and converts the electrical power waveforms generated by the multi-stage generator into a usable form consumable by an electrical load.	1 Issued in US. 1 issued in India.	2014	11 Mar, 2021

EXU004	Poly-phasic multi-coil generator/electric device	Adaptable generator with more than a single “sweet spot”, increasing the efficiency of power generation in environments with varying source energy or load requirement.	2 Issued in US.	2009
EXU005	Variable coil configuration system, apparatus, and method	Variable coil configuration (VCC) with detailed circuit design for coil switching that reduces switch count and cost.	12 issued in US, CA, CN, DE, DK, EP, FR, GB, HK, IN, IT, SE	2010	26 Mar, 2021
EXU006	Electrical machines such as generators and motors	Approaches to	1 Issued in US.	2013
EXU007	Variable coil configuration system control, apparatus, and method	Mechanical switching module designed to reduce cost and improve efficiency.	3 pending in JPN, MX, HK- 5 published in US, EU, CN, CA, IN – US & EU objections to be addressed	2018	9 Mar, 2021
EXU008	Fault tolerant rotating electric machine	Fault tolerant system that isolates specific coils, while allowing other elements to continue to operate.	1 pending at PCT stage (before national stage)	2020
EXU009a	Systems and methods for intelligent energy storage	Control subsystem (comprised of processor, memory, switches) for the energy storage cells, to optimize the storage of the electrical power received from the generator.	2 pending in US and Canada.	2019	9 Mar, 2021
EXU009b	Systems and methods for intelligent control of rotating electric machines	System design to provide benefits of multiple rotating electric machines with just one machine, having the ability to reconfigure its coils in real time and under load.	2 pending in US and Canada.	2019	9 Mar, 2021
EXU010	Modular battery formation system and battery conditioning apparatus	Battery formation system comprised of a chassis, terminals, controllers (processor, multiple chargers that have a microcontroller and solid- state switches) to optimize the formation stage of battery production.	1 pending at PCT stage (before national stage)	2020	9 Feb, 2021

Publicly available records indicate that the patent pending applications:

a)are National Entry phases of Patent Cooperation Treaty applications which by nature prescribe a thirty-month delay from the parent application’s priority date before a national entry application is completed;

b)have had examination fees paid and examination requested as early as March 24, 2011 with the first Examination Report not yet received in some cases.

The delay with respect to some pending patent applications are related to confidentiality and business matters.

Specialized Skill and Knowledge

Development of the Company’s BCS technology and Coil Driver technology requires specialized skills and knowledge in the areas of electronic engineering, mechanical engineering, and computer software engineering. Exro has obtained personnel with the required specialized skills and knowledge to carry out its operations. Management is comprised of a team of individuals who have extensive expertise and experience in the areas of engineering and manufacturing of electric motors and are complemented by an experienced board of directors. See “Directors and Officers” below for further information regarding management of the Company.

While the current labour market in the industry is highly competitive, the Company expects to continue to be able to attract and maintain appropriately qualified employees for the remainder of fiscal 2019 and into fiscal 2020.

Employees

As of December 31, 2020, the Company had 26 employees. As of April 21, 2020, the Company has 39 employees.

Foreign Operations

The Company’s US operation is located in Maryland, United States of America for business development and technology research.

Reorganizations

As disclosed above, on July 26, 2017, BioDE and its wholly owned subsidiary 10889001 BC Ltd. completed a transaction with Exro Technologies Inc. (a predecessor entity to the Company) to form the Company as it currently exists. See “Corporate Structure – Name, Address and Incorporation” and “General Development of the Business – Three Year History” for further information.

RISK FACTORS

An investment in our common shares involves a high degree of risk. You should carefully consider the following factors and other information in this prospectus before deciding to invest in our company. If any of the following risks actually occur, our business, financial condition, results of operations and prospects for growth would likely suffer. As a result, you could lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may materially and adversely affect our business, financial condition and results of operations. See also “Cautionary Statement Regarding Forward-Looking Statements.”

Risks Related to Our Business

The COVID-19 global pandemic has had and may continue to have a negative impact on our financial results, operations, outlook, goals, growth prospects, cash flows, liquidity and share price, and the potential timing and ultimate duration of these negative impacts is uncertain

The outbreak of the coronavirus ("COVID-19") pandemic has negatively impacted, and may continue to negatively impact, our plans and activities. We may face disruption to operations, supply chain delays, travel and trade restrictions and impact on economic activity in affected countries or regions can be expected and can be difficult to quantify. The pandemic represents a serious threat to maintaining a skilled workforce industry and could be a health-care challenge for us. There can be no assurance that our personnel or the personnel of our collaborating partners and suppliers will not be impacted by the COVID- 19 disease and ultimately that the we would see our workforce productivity reduced or incur increased medical costs/insurance premiums as a result of these health risks. Additional cybersecurity risks exist due to personnel working remotely. In addition, the COVID-19 pandemic has created a dramatic slowdown in the global economy. The duration of the COVID-19 outbreak and the resultant travel restrictions, social distancing, government response actions, business closures and business disruptions, can all have an impact on our operations and access to capital. There can be no assurance that we will not be impacted by adverse consequences that may be brought about by the COVID-19 pandemic on global financial markets, which may include reductions in share prices and financial liquidity that could in turn severely limit the financing capital available.

We are subject to many risks common to early-stage enterprises, including undercapitalization, cash shortages, limitations with respect to personnel, financial and other resources, a history of losses, and a lack of revenues or profits

We are an early-stage business venture focused on electric motor power electronics and battery control technology, and we are currently pre-revenue. We are therefore subject to many of the risks common to early-stage enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial, and other resources, a history of losses, and lack of revenues or profits. There is no assurance that we will be successful in achieving a return on your investment, and the likelihood of success must be considered in light of our early stage of operations.

Since inception, we have accumulated net losses. We incurred net losses of $10,969,454, $4,665,031 and $3,127,345 in the fiscal years ended December 31, 2020, 2019 and 2018, respectively. Management expects to continue to incur substantial operating losses unless and until such time as product sales generate sufficient revenues to fund continuing operations.

Operating results for future periods are subject to numerous uncertainties, and it cannot be assured that we will achieve or sustain profitability. Our prospects must be considered in light of the risks encountered by companies in the early stage of development, particularly companies in new and rapidly evolving markets. Future operating results will depend upon many factors, including, but not limited to, success in attracting necessary financing and in establishing credit or operating facilities, ability to develop and commercialize existing and new products, ability to successfully market our products and attract repeat customers, ability to control operational costs, and ability to retain motivated and qualified personnel. It cannot be assured that we will successfully address any of these risks.

We operate in a capital-intensive industry and will require a significant amount of capital to continue operations

If the future revenue from sales of our power electronic, coil driver and battery control products (or licensing thereof), if any, is not sufficient to cover our cash requirements, we will need to raise additional funds through the sale of equity or other securities, or the issuance of debt. Financing may not be available at terms that are acceptable to us, if at all.

Our ability to obtain the necessary financing for our business is subject to a number of factors, including general market conditions and investor acceptance of our business plan. These factors may make the timing, amount, terms and conditions of such financing unattractive or unavailable to us. If we are unable to raise sufficient funds, we will have to significantly reduce our spending, delay or cancel our planned activities, or substantially change our current operations and plans in order to reduce our cost structure.

Our competitors, many of which have raised or who have access to significant capital, may be able to compete more effectively in our markets given their access to capital, if our access to capital does not improve or is further limited. We might not be able to obtain any funding, and we might not have sufficient resources to conduct our business as projected, both of which could mean that we would be forced to curtail or discontinue our operations.

If we are unable to develop sales, marketing and distribution capabilities or enter into agreements with third parties to perform these functions on acceptable terms, we may be unable to generate revenue

We are still in the early stages of developing our marketing and sales capabilities. For any products we intend to introduce into the market, we will be required, at least initially, to enter into collaborations with customers and partners to perform these services. There can be no assurance that we will be able to enter into such arrangements on acceptable terms or at all. Any revenue we receive will depend upon the efforts of our customers and/or partners and there can be no assurance that our customers and/or partners will establish adequate sales and distribution capabilities or be successful in gaining market acceptance of any product. If we are not successful in commercializing any products in the future, either on our own or with our customers and/or partners, our business, financial condition and results of operations could be materially adversely affected.

The effectiveness of our project management process may be constrained by our needs to coordinate efforts of multiple parties in different geographic locations working together in real time

We, on our own or in collaboration with partners, are involved in various projects to commercialize our technology. There is inherent risk in project execution due to the structure of the project, which involves several parties undertaking specific work in different geographic locations and having to coordinate in real time.

We are reliant on collaborating partners

Our business depends on collaborating partners. Currently, our main collaborating partners include: Land Electric Motorcycles, SEA Electric, Aurora Powertrains, Zero Motorcycles, Heinzmann, Potencia Industrial and Clean Seed Capital Group. We anticipate that the collaborating partners will perform and deliver on development targets as agreed and planned, although there is a risk that they won’t, and we operate under the constraint that the partner is not under our control.

Our technology is in the commercialization phase and may encounter unexpected performance issues

With the technology currently in the commercialization phase, there is a risk that the technology will not work as expected, particularly in vehicle reliability testing, and therefore will never be successfully commercialized, meaning that we may never receive revenues or a return on our technology development.

We may not be able to overcome the technical risks associated with the development and commercialization of our technology

Technical risks are inherent in the development and commercialization process. An immature technology could present unexpected challenges that exceed the planned time or financial resources to overcome. There can be no guarantee that we will be able to overcome the technical risks associated with the development of our technology.

Our assets, operations and employees are subject to various risks for which we may not have or be able to carry sufficient insurance coverage

We currently carry insurance to protect our assets, operations and employees. While we believe insurance coverage can adequately address many of the material risks to which our business may be exposed and is adequate and customary in our current state of operations, such insurance is subject to coverage limits and exclusions and may not be available for all risks and hazards to which we may become exposed. In addition, no assurance can be given that such insurance will be adequate to cover our liabilities or will be generally available in the future or, if available, that premiums will be commercially justifiable. If we were to incur substantial liability and such damages were not covered by insurance or were in excess of policy limits, or if we were to incur such liability at a time when we are not able to obtain liability insurance, our business, results of operations and financial condition could be materially adversely affected.

Our technology may be unable to achieve broad market acceptance, which would limit our ability to generate revenue and profits from new products

Even if our product development proves to be successful, our ability to generate significant revenue and profits will depend on the acceptance of our products by our customers and end users of the products, such as companies or individuals purchasing vehicles incorporating our technology. The market acceptance of any product depends on a number of factors, including but not limited to awareness of a product’s availability and benefits, the price and cost-effectiveness of the product relative to competing products, general competition, and the effectiveness of marketing and distribution efforts. Any factors preventing or limiting the market acceptance of our technology could have a material adverse effect on our business, results of operations and financial condition.

Product liability lawsuits against us could cause us to incur substantial liabilities, and we may be subject to product recalls for product defects that are self-imposed or imposed by regulators

In the event of a failure of a future product incorporating our technology, such as a recreational vehicle or truck, we may be subject to potential product liability lawsuits. Under certain circumstances, our customers may be required to recall or withdraw the products incorporating our technology. Even if a situation does not necessitate a recall or market withdrawal, product liability claims may be asserted against us. Even if a product liability claim is unsuccessful, the negative publicity surrounding any assertion that the products caused illness or physical harm could adversely affect our reputation and brand equity.

Unfavorable global economic conditions and/or supply chain disruptions could adversely affect our business, financial condition or results of operations

Our business prospects and results of operations could be adversely affected by general conditions in the global economy and in the global financial markets. A severe or prolonged economic downturn, such as the recent global financial crisis, could result in a variety of risks to our business, including weaker demand for our product candidates and impairment of our ability to raise additional capital when needed on acceptable terms, if at all. A weak or declining economy could also strain our suppliers, possibly resulting in supply disruption, or cause our customers to delay making payments for our services. Any of the foregoing could harm our business, and we cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact our business.

If we fail to manage future growth effectively, we may not be able to commercialize, market and sell our products and technology successfully

Anticipated growth in our business will place a significant strain on our managerial, operational and technical resources. We expect operating expenses and staffing levels to continue to increase in the future. To manage such growth, we must expand our operational and technical capabilities and manage our employee base while effectively administering multiple relationships with various third parties. There can be no assurance that we will be able to manage our expanding operations effectively. Any failure to properly manage our expansion, implement cohesive management and operating systems, and add resources on a cost-effective basis could have a material adverse effect on our business and results of operations. Risks that we face in undertaking this expansion include:

•recruiting and training new talents;

•forecasting production and revenue;

•controlling expenses and investments in anticipation of expanded operations;

•establishing or expanding manufacturing, sales and service facilities;

•implementing and enhancing administrative infrastructure, systems and processes;

•addressing new markets; and

•establishing international operations.

Unexpected challenges during product development are inherent in new technology, in that an early stage technology could present unexpected challenges that exceed the allocated resources. We will seek to reduce the probability of this occurrence by careful project management.

We expect our operating expenses to increase as we implement initiatives to continue to grow our business. If we do not achieve revenues to offset these expected operating expenses, we will never be profitable, which would limit our ability to grow.

We intend to continue to hire a number of additional talents, including a variety of engineering specialties. There is significant competition for individuals with experience manufacturing and servicing electric vehicles, and we may not be able to attract, assimilate, train or retain additional highly qualified personnel in the future. The failure to attract, integrate, train, motivate and retain these additional employees could seriously harm our business and prospects.

The technology industry is very competitive, and we may be unable to compete with companies with greater financial or technical resources than us, which could negatively affect our operations

The technology industry is characterized by rapid technological developments and a high degree of competition. Access to patents and other protection for technology and products, the ability to commercialize technological developments, access to necessary capital, access to market channels and the ability to obtain necessary approvals for testing, manufacturing and commercialization will impact our potential success.

We will be competing with other technology firms in the clean technology space or with other companies with similar technologies. These companies, as well as academic institutions, government agencies and private research organizations, also compete with us in research and development, product development, and market and brand development. Additionally, these companies all compete for highly qualified scientific personnel and consultants, and capital from investors.

Timing of the market introduction of our technology or of competitors' technologies or products may be an important competitive factor. Accordingly, the relative speed with which we can complete project development, conduct appropriate safety testing and manufacture, will also be determining factors in our ability to compete successfully in the markets we enter.

Developments in alternative technologies or improvements in engine technologies may materially adversely affect the demand for electric vehicles and, as a consequence, the demand for our coil driver and power electronics products

Significant developments in alternative technologies, such as advanced diesel, ethanol, fuel cells or compressed natural gas, or improvements in the fuel economy of the internal combustion engine, may materially and adversely affect our business and prospects in ways we do not currently anticipate. For example, fuel which is abundant and relatively inexpensive in North America, such as compressed natural gas, may emerge as consumers' preferred alternative to petroleum-based propulsion. Any failure by us to develop new or enhanced technologies or processes, or to react to changes in existing technologies, could materially delay our development and introduction of new and enhanced power electronics products, which could result in the loss of competitiveness of our coil driver, decreased revenue and a loss of market share to competitors.

We are dependent on our suppliers, some of which are single-source suppliers, and the inability of these suppliers to deliver necessary components of our products according to our schedule and at prices, quality levels and volumes acceptable to us, or our inability to efficiently manage these components, could have a material adverse effect on our financial condition and operating results

Our products contain numerous purchased parts which we source globally directly from suppliers, many of which are single-source suppliers, although we attempt to qualify and obtain components from multiple sources whenever feasible. Any significant increases in our production may require us to procure additional components in a short amount of time, and in the past we have also replaced certain suppliers because of their failure to provide components that met our quality control standards or our timing requirements. Many of our suppliers have either temporarily suspended their operations or scaled back their operations in order to comply with government and regulatory orders and to protect the health of their employees due to the COVID-19 global pandemic. At this point the ultimate timing, and whether our suppliers’ business and output will return to normal levels is unknown and uncertain. There is no assurance that we will be able to secure additional or alternate sources of supply for our components or develop our own replacements in a timely manner, if at all. If we encounter unexpected difficulties with key suppliers, and if we are unable to fill these needs from other suppliers, we could experience production delays and potential loss of access to important technology and parts for producing, servicing and supporting our products.

This limited, and in many cases single source, supply chain exposes us to multiple potential sources of delivery failure or component shortages for production of our products. Furthermore, unexpected changes in business conditions, materials pricing, labor issues, wars, governmental changes, and natural disasters could also affect our suppliers' ability to deliver components to us on a timely basis. For example, there is currently a global shortage of semiconductor chip products. Many suppliers are not able to fulfill orders on short notice resulting in long lead times for ordering these components, often at higher price points. The loss of any single or limited source supplier or the disruption in the supply of components from these suppliers could lead to product design changes and delays in product deliveries to our customers, which could hurt our relationships with our customers and result in negative publicity, damage to our brand and a material and adverse effect on our business, prospects, financial condition and operating results.

Changes in our supply chain may lead to an increased cost for our products. We have also experienced cost increases from certain of our suppliers in order to meet our quality targets and timelines as well as due to our design changes, and we may experience similar cost increases in the future. Certain suppliers have sought to renegotiate the terms of supply arrangements. Additionally, we are negotiating with existing suppliers for cost reductions and are seeking new and less expensive suppliers for certain parts. If we are unsuccessful in our efforts to control and reduce supplier costs, our operating results will suffer.

There is no assurance that our suppliers will be able to sustainably and timely meet our cost, quality and volume needs. Furthermore, if the scale of our vehicle production increases, we will need to accurately forecast, purchase, warehouse and transport to our manufacturing facilities components at much higher volumes. If we are unable to accurately match the timing and quantities of component purchases to our actual needs, or successfully manage our inventory to accommodate the increased complexity in our supply chain, we may incur unexpected production disruption, storage, transportation and write-off costs, which could have a material adverse effect on our financial condition and operating results.

If we are unable to forecast and respond to advances in electric vehicle technology and battery technology, we may suffer a decline in our competitive position

We may be unable to forecast and respond to advances in electric powertrain and battery technologies and, as a result, may suffer a decline in our competitive position. Any failure to forecast and respond to advances in electric power train technology would result in a decline in our competitive position which would materially and adversely affect our business, prospects, operating results and financial condition. Our research and development efforts may not be sufficient to adapt to changes in electric power train technology. As technologies change, we plan to upgrade or adapt our technology to continue to provide our customers with the latest in electric power train technology. However, our coil driver and related power electronics technology may not compete effectively with alternatives if we are not able to source and integrate the latest technology into our customer products at a competitive price. For example, we do not manufacture battery cells or drive motors so we may be required to adapt our coil driver technology to keep up with the introduction of new motors or batteries.

Global economic conditions could materially adversely impact demand for our products and services

Our operations and performance depend significantly on economic conditions. The COVID-19 global pandemic and resulting government health regulations have resulted in significant reductions in global economic output and have negatively impacted global economic conditions. The ultimate impact and duration of current negative global economic conditions are highly uncertain. Uncertainty about global economic conditions could result in customers postponing purchases of our products and services in response to tighter credit, unemployment, negative financial news and/or declines in income or asset values and other macroeconomic factors, which could have a material negative effect on demand for our products and services and, accordingly, on our business, results of operations or financial condition.

Climate Change Issues or Natural Disasters May Impact Our Operations

Climate change or natural disasters may exacerbate certain of the risks inherent in our manufacturing operations and supply chain. Climate change could result in increasing frequency and severity of weather- related events, resource shortages, changes in rainfall and storm patterns and intensities, water shortages and changing temperatures that may result in physical damage to our manufacturing facility or those of our suppliers and customers.

Such damage may result in disrupted operations, and it may be difficult for us to continue business for a substantial period of time, which could materially adversely impact our business, financial condition or operating results and could cause the market value of our Common Shares to decline. Furthermore, severe weather incidences may cause us to incur substantial extraordinary costs, including: costs to respond during the vent, to recover from the event and to possible modify existing or future infrastructure requirements to prevent recurrence. Climate changes could also disrupt our operations by impacting the availability and costs of materials needed for production and could increase insurance and other operating costs.

The demand for commercial electric vehicles depends, in part, on the continuation of current trends resulting from historical dependence on fossil fuels. Extended periods of low diesel or other petroleum-based fuel prices could adversely affect demand for electric vehicles, which could adversely affect our business, prospects, financial condition and operating results

We believe that much of the present and projected demand for commercial zero-emission electric vehicles results from concerns about volatility in the cost of petroleum-based fuel, the dependency of the United States on oil from unstable or hostile countries, government regulations and economic incentives promoting fuel efficiency and alternative forms of energy, as well as the belief that poor air quality and climate change results in part from the burning of fossil fuels. If the cost of petroleum-based fuel decreased significantly, or the long-term supply of oil in the United States improved, the government may eliminate or modify its regulations or economic incentives related to fuel efficiency and alternative forms of energy. If there is a change in the perception that the burning of fossil fuels does not negatively impact the environment, the demand for commercial zero-emission electric vehicles could be reduced, and our business and revenue may be harmed. Diesel and other petroleum-based fuel prices have been extremely volatile, and we believe this continuing volatility will persist. Lower diesel or other petroleum-based fuel prices over extended periods of time may lower the current perception in government and the private sector that cheaper, more readily available energy alternatives should be developed and produced. If diesel or other petroleum-based fuel prices remain at deflated levels for extended periods of time, the demand for commercial electric vehicles may decrease, which could have an adverse effect on our business, prospects, financial condition and operating results.

Cyber security breaches and other disruptions to our information technology networks and systems could substantially interfere with our operations and could compromise the confidentiality of our proprietary information, notwithstanding the fact that no such breaches or disruptions have materially impacted us to date

We rely upon information technology systems and networks, some of which are managed by third-parties, to process, transmit and store electronic information, and to manage or support a variety of business processes and activities, including supply chain management, manufacturing, invoicing and collection of payments from our customers. Additionally, we collect and store sensitive data, including intellectual property, proprietary business information, the proprietary business information of our suppliers, as well as personally identifiable information of our employees, in data centers and on information technology systems. The secure operation of these information technology systems, and the processing and maintenance of this information, is critical to our business operations and strategy. Despite security measures and business continuity plans, our information technology systems and networks may be vulnerable to damage, disruptions or shutdowns due to attacks by hackers or breaches due to errors or malfeasance by employees, contractors and others who have access to our networks and systems, or other disruptions during the process of upgrading or replacing computer software or hardware, hardware failures, software errors, third-party service provider outages, power outages, computer viruses, telecommunication or utility failures or natural disasters or other catastrophic events. The occurrence of any of these events could compromise our systems and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability or regulatory penalties under laws protecting the privacy of personal information, disrupt operations and reduce the competitive advantage we hope to derive from our investment in technology. Our insurance coverage may not be available or adequate to cover all the costs related to significant security attacks or disruptions resulting from such attacks.

A failure of our coil driver or battery control technology may result in product recalls for our customers

Any product recall by our customers using our coil driver or battery control technology in the future may result in adverse publicity, damage to our brand and may adversely affect our business, prospects, operating results and financial condition. We may at various times, voluntarily or involuntarily, initiate a recall if any of our electric vehicle components prove to be defective. Such recalls, voluntary or involuntary, involve significant expense and diversion of management attention and other resources, which would adversely affect our brand image in our target markets and could adversely affect our business, prospects, financial condition and results of operations.

We may become subject to product liability or warranty claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims

We may become subject to product liability or warranty claims, which could harm our business, prospects, operating results and financial condition. For example, the automobile industry experiences significant product liability claims and we face inherent risk of exposure to claims in the event our coil driver and other power electronic products do not perform as expected or malfunction resulting in personal injury or death. Our risks in this area are particularly pronounced as our coil driver products use technologically complex software algorithms to operate. A successful product liability claim against us could require us to pay a substantial monetary award. Moreover, a product liability claim could generate substantial negative publicity about our vehicles and business which would have a material adverse effect on our brand, business, prospects and operating results.

We may not succeed in establishing, maintaining and strengthening the Exro brand, which would materially and adversely affect customer acceptance of our coil driver and battery control products and in turn have a materially adverse effect on our business, revenues and prospects

Our business and prospects heavily depend on our ability to develop, maintain and strengthen the Exro brand. Any failure to develop, maintain and strengthen our brand may materially and adversely affect our ability to sell our planned products and technology. If we are not able to establish, maintain and strengthen our brand, we may lose the opportunity to expand our customer base. Promoting and positioning our brand will depend significantly on the ability of our technology and products to meet or exceed partner and customer expectations. In addition, we expect that our ability to develop, maintain and strengthen the Exro brand will also depend heavily on the success of our marketing efforts. To date we have limited experience with marketing activities as we have relied primarily on the internet, word of mouth and attendance at industry trade shows to promote our brand. To further promote our brand, we may be required to change our marketing practices, which could result in substantially increased advertising expenses. We operate in a competitive industry, and we may not be successful in building, maintaining and strengthening our brand. Many potential competitors, particularly automobile motor and/or manufacturers headquartered in the United States, Japan and the European Union have greater name recognition, broader customer relationships and substantially greater marketing resources than we do. If we do not develop and maintain a strong brand, our business, prospects, financial condition and operating results will be materially and adversely impacted.

Our business may be adversely affected by labor and union activities

We directly and indirectly depend upon other companies with unionized work forces, such as parts suppliers and trucking and freight companies, and work stoppages or strikes organized by such unions could have a material adverse impact on our business, financial condition or operating results. If a work stoppage occurs within our business, or in one of our key suppliers, it could delay the manufacture and sale of our coil driver and battery control products and have a material adverse effect on our business, prospects, operating results and financial condition.

Our coil driver and power electronics products are subject to motor vehicle standards and the failure to satisfy such mandated safety standards would have a material adverse effect on our business and operating results

All coil driver, battery and power electronics products sold must comply with federal, state and provincial motor vehicle safety standards. In both Canada and the United States vehicles that meet or exceed all federally mandated safety standards are certified under the federal regulations. In this regard, Canadian and U.S. motor vehicle safety standards are substantially the same. Rigorous testing and the use of approved materials and equipment are among the requirements for achieving federal certification. Failure by us to have our current or future products satisfy motor vehicle standards would have a material adverse effect on our business and operating results.

If our coil driver or battery technologies fails to perform as expected, our ability to continue to develop, market and sell our power electronics products could be harmed

Products derived from our coil driver or battery control technology may contain defects in design and manufacture that may cause them not to perform as expected or that may require repair. For example, our coil driver products use technologically complex software algorithms to operate. Given the inherent complexity of this software, it may contain defects and errors which would adversely impact the operation of customers’ vehicles and related mobility products. While we have performed extensive testing of our coil driver technology, we currently have a limited frame of reference to evaluate the performance of vehicles in the hands of our customers under a range of operating conditions.

We are highly dependent on our management team and other key employees, consultants and advisers, and our business will be adversely affected if we are unable to attract and retain qualified personnel

Our performance will be largely dependent on the talents and efforts of highly skilled individuals. The loss of one or more members of our management team or other key employees or consultants could materially harm our business, financial condition, results of operations and prospects. Our future success depends on our continuing ability to identify, hire, develop, motivate and retain highly qualified personnel for all areas of our organization. We face competition for personnel and consultants from other companies, universities, public and private research institutions, government entities and other organizations. If we do not succeed in attracting excellent personnel or in retaining or motivating them, we may be unable to grow effectively. In addition, our future success will depend in large part on our ability to retain key consultants and advisors. We cannot assure that any skilled individuals will agree to become an employee, consultant, or independent contractor of our company. Our inability to retain their services could negatively impact our business and our ability to execute our business strategy.

Risks Related to Our Intellectual Property

We may not be able to successfully develop, maintain and protect our proprietary products and technologies

Our success will depend in part on our ability and that of our corporate collaborators to obtain, enforce and protect patents and maintain trade secrets in Canada, the United States and in other countries. There is a risk that we may not be able to obtain and enforce patents and maintain our trade secrets.

Patent law relating to the scope and enforceability of claims in the fields in which we operate is still evolving. There can be no assurance that patents will issue from any of the pending patent applications. In addition, there may be issued patents and pending applications owned by others directed to technologies relevant to our or our corporate collaborators’ research, development and commercialization efforts. There can be no assurance that our or any corporate collaborators’ technology can be developed and commercialized without a license to such patents or that such patent applications will not be granted priority over patent applications filed by us or one of our corporate collaborators.

Our commercial success depends significantly on our ability to operate without infringing the patents and proprietary rights of third parties, and there can be no assurance that our and our corporate collaborators’ technologies and products do not or will not infringe the patents or proprietary rights of others.

There can be no assurance that third parties will not independently develop similar or alternative technologies to ours, duplicate any of our technologies or the technologies of our corporate collaborators or our licensors, or design around the patented technologies developed by us, our corporate collaborators or our licensors. The occurrence of any of these events would have a material adverse effect on our business, financial condition and results of operations.

Litigation may also be necessary to enforce patents issued or licensed to us or our corporate collaborators or to determine the scope and validity of a third party’s proprietary rights. We could incur substantial costs if litigation is required to defend ourselves in patent suits brought by third parties, if we participate in patent suits brought against or initiated by our corporate collaborators or if we initiate such suits, and there can be no assurance that funds or resources would be available in the event of any such litigation. An adverse outcome in litigation or an interference to determine priority or other proceeding in a court or patent office could subject us to significant liabilities, require disputed rights to be licensed from other parties or require us or our corporate collaborators to cease using certain technology or products, any of which may have a material adverse effect on our business, financial condition and results of operations.

We may need to defend ourselves against intellectual property infringement claims, which may be time-consuming and could cause us to incur substantial costs

Others, including our competitors, may hold or obtain patents, copyrights, trademarks or other proprietary rights that could prevent, limit or interfere with our ability to make, use, develop, sell or market our products and services, which could make it more difficult for us to operate our business. From time to time, the holders of such intellectual property rights may assert their rights and urge us to take licenses, and/or may bring suits alleging infringement or misappropriation of such rights. We may consider the entering into licensing agreements with respect to such rights, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur, and such licenses could significantly increase our operating expenses. In addition, if we are determined to have infringed upon a third party's intellectual property rights, we may be required to cease making, selling or incorporating certain components or intellectual property into the goods and services we offer, to pay substantial damages and/or license royalties, to redesign our products and services, and/or to establish and maintain alternative branding for our products and services. In the event that we were required to take one or more such actions, our business, prospects, operating results and financial condition could be materially adversely affected. In addition, any litigation or claims, whether or not valid, could result in substantial costs, negative publicity and diversion of resources and management attention.

Risks Related to Laws and Regulations

We are subject to a number of government laws and regulations, and our failure to remain in compliance with such laws and regulations could negatively impact our business and our ability to carry out our business plan

We are subject to various federal, provincial and local laws and regulations affecting corporations and the trading of our securities including, but not limited to: Business Corporations Act (British Columbia), Securities Act (British Columbia) and the Income Tax Act (Canada), Income Tax Act (British Columbia), as well as various regulatory bodies such as the BC Securities Commission, the Toronto Stock Exchange, the OTCQB operated by OTC Markets Group, and upon the completion of this offering, the Listing Rules of the Nasdaq Capital Market. In the event we are unable to remain in compliance with all of the regulations applicable to our company and operations it could negatively impact our business and our ability to execute our business strategy.

Further, as our technology is commercialized, vehicles and other products using our technology may be subject to a variety of laws and regulations both domestic and international. In the event we are unable to comply with any laws and regulations affecting such products, it may have a negative material impact on our business, operations, and financial performance.

We are subject to numerous environmental, health and safety laws and any breach of such laws may have a material adverse effect on our business and operating results

We are subject to numerous environmental and health and safety laws, including statutes, regulations, bylaws and other legal requirements. These laws relate to the generation, use, handling, storage, transportation and disposal of regulated substances, including hazardous substances (such as batteries), dangerous goods and waste, emissions or discharges into soil, water and air, including noise and odors (which could result in remediation obligations), and occupational health and safety matters, including indoor air quality. These legal requirements vary by location and can arise under federal, provincial, state or municipal laws. Any breach of such laws, regulations or requirements would have a material adverse effect on our company and its operating results.

Changes in legislation and regulations may affect our revenue and profitability

Existing and proposed changes in the laws and regulations affecting public companies may cause us to incur increased costs as we evaluate the implications of new rules and respond to new requirements. Failure to comply with new rules and regulations could result in enforcement actions or the assessment of other penalties. New laws and regulations could make it more difficult to obtain certain types of insurance, including director’s and officer’s liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage, to the extent that such coverage remains available.

The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. We may be required to hire additional personnel and utilize additional outside legal, accounting and advisory services, all of which could cause our general and administrative costs to increase beyond what we currently have planned. Although we evaluate and monitor developments with respect to new rules and laws, we cannot predict or estimate the amount of the additional costs we may incur or the timing of such costs with respect to such evaluations and/or compliance and cannot provide assurances that such additional costs will render us compliant with such new rules and laws.

Risks Related to Our Common Shares

The market price of our common shares may be volatile and may fluctuate in a way that is disproportionate to our operating performance

Our common shares are quoted on the OTCQB operated by OTC Markets Group and listed on the TSX Venture Exchange (“TSX Venture”). Trading of shares on the OTCQB or TSX Venture is often characterized by wide fluctuations in trading prices, due to many factors that may have little to do with our operations or business prospects. We have applied for listing of our common shares on the Toronto Stock Exchange (TSX) under the symbol "EXRO." No assurance can be given that our application will be approved.

The volume of trading in our common shares has been high and the share price has fluctuated significantly. This volatility could depress the market price of our common shares for reasons unrelated to operating performance. The market price of our common shares could decline due to the impact of any of the following factors upon the market price of our common shares:

•sales or potential sales of substantial amounts of our common shares;
•announcements about us or about our competitors;
•litigation and other developments relating to our company or those of our suppliers or our competitors;
•conditions in the automobile industry;
•governmental regulation and legislation;

•variations in our anticipated or actual operating results;
•change in securities analysts' estimates of our performance, or our failure to meet analysts' expectations;
•change in general economic conditions or trends;
•changes in capital market conditions or in the level of interest rates; and
•investor perception of our industry or our prospects.

Many of these factors are beyond our control. The stock markets in general, and the market price of common shares of companies operating within the electric mobility sector in particular, have historically experienced extreme price and volume fluctuations. These fluctuations often have been unrelated or disproportionate to the operating performance of these companies. These broad market and industry factors could reduce the market price of our common shares, regardless of our actual operating performance.

Our common shares are thinly traded, and you may be unable to sell your shares at a reasonable price, or sell your shares at all

Our common shares are quoted on the OTCQB operated by OTC Markets Group and listed on the TSX Venture. Trading of shares on the OTCQB or TSX Venture is often more sporadic than the trading of securities listed on a stock exchange like the TSX. While we have applied for listing of our common shares on the TSX under the symbol "EXRO", no assurance can be given that our application will be approved. Our common shares may be "thinly-traded", meaning that the number of persons interested in purchasing our common shares at or near bid prices at any given time may be relatively small or non-existent. This situation may be attributable to a number of factors, including that we are relatively unknown to stock analysts, stockbrokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they may be reluctant or unwilling to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we have a longer operating history. As a result, there may be periods of time when trading activity in our shares is minimal or non-existent as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. A broad or active public trading market for our common shares may not develop or, if one were to develop, may not be sustained.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they adversely change their recommendations or publish negative reports regarding our business or our shares, our share price and trading volume could decline

The trading market for our securities will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. We currently have research coverage from two securities analysts in Canada. We do not have any control over these analysts, and we cannot provide any assurance that analysts will cover us or provide favorable coverage. If any of the analysts who may cover us adversely change their recommendation regarding our shares, or provide more favorable relative recommendations about our competitors, the market value of our securities would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the price of our common shares and warrants and our trading volume to decline.

Sales of a substantial number of our common shares in the public market by our existing shareholders could cause our share price to fall

Sales of a substantial number of shares of our common shares in the public markets, or the perception that these sales might occur, could depress the market price of our common shares and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that sales may have on the prevailing market price of our common shares. Sales of shares by these shareholders could have a material adverse effect on the trading price of our common shares. We intend to register the offering, issuance, and sale of all common shares that we may issue under our equity compensation plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and the lock-up agreements.

A prolonged and substantial decline in the price of our common shares could affect our ability to raise further working capital, thereby adversely impacting our ability to continue operations

A prolonged and substantial decline in the price of our common shares could result in a reduction in the liquidity of our common shares and a reduction in our ability to raise capital. Because we plan to acquire a significant portion of the funds we need in order to conduct our planned operations through the sale of equity securities, a decline in the price of our common shares could be detrimental to our liquidity and our operations because the decline may cause investors not to choose to invest in our shares. If we are unable to raise the funds we require for all our planned operations and to meet our existing and future financial obligations, we may be forced to reallocate funds from other planned uses and may suffer a significant negative effect on our business plan and operations, including our ability to develop new products and continue our current operations. This could cause our business to suffer and could jeopardize our ability to continue operations.

Volatility in our common share price may subject us to securities litigation

The market for our common shares may have, when compared to seasoned issuers, significant price volatility, and we expect that our share price may continue to be more volatile than that of a seasoned issuer for the foreseeable future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management's attention and resources away from the day to day business operations.

Because we do not intend to pay any cash dividends on our common shares in the near future, our shareholders will not be able to receive a return on their shares unless they sell them

We intend to retain any future earnings to finance the development and expansion of our business. We do not anticipate paying any cash dividends on our common shares in the near future. The declaration, payment and amount of any future dividends will be made at the discretion of our board of directors and will depend upon, among other things, the results of operations, cash flows and financial condition, operating and capital requirements, and other factors that the board of directors considers relevant. There is no assurance that future dividends will be paid, and if dividends are paid, there is no assurance with respect to the amount of any such dividend. Unless we pay dividends, our shareholders will not be able to receive a return on their shares unless they sell them.
DIVIDEND POLICY

There are no restrictions on Exro’s ability to pay dividends. The declaration of dividends on our Common Shares is within the discretion of the board of directors and will depend on the assessment of, among other factors, capital requirements, earnings, and the operating and financial condition of the Company.

On July 25, 2017, BioDE declared a dividend to distribute 450,041 common shares of BioHEP Ventures Ltd. to the shareholders of BioDE as of the record date of July 25, 2017, the day prior to the completion of the amalgamation with Exro Technologies Inc. (a predecessor entity to the Company).

At the present time, Exro does not intend to declare or pay cash dividends on its common shares within the foreseeable future. See “Risk Factors – Risks Related to Our Securities – Dividends”.

DESCRIPTION OF CAPITAL STRUCTURE

The following is a summary of the material attributes and characteristics of the Company’s authorized share capital. This summary is qualified by reference to, and is subject to, and the detailed provisions of our articles available under the Company’s profile on SEDAR at www.sedar.com.

Common Shares

The authorized share capital of the Company is an unlimited number of Common Shares without par value. As at December 31, 2020, the Company had 117,445,808 Common Shares issued and outstanding. As of the date of this Annual Information Form, the Company had 120,143,656 Common Shares issued and outstanding. All of the Common Shares are of the same class and, once issued, rank equally. The holders of Common Shares are entitled to dividends, if, as and when declared by the board of directors, to one vote per Common Share at meetings of the shareholders of the Company and, upon liquidation, to share equally in such assets of the Company as are distributable to the holders of Common Shares. There are no pre- emptive or conversion rights.

Stock Options

The Company’s incentive stock option plan (the “Option Plan”) is a fixed number plan and the current maximum number of Shares issuable under the Option Plan is 16,576,049 Shares. Persons who are directors, officers, employees (including management company employees) of or consultants to the Company or its affiliates are eligible to receive options under the Option Plan. Options are not assignable or transferable and may be granted for a term of up to ten years. For options granted to service providers, the Company must ensure that the proposed optionee is a bona fide service provider of the Company or its affiliates.

Disinterested Shareholder Approval is required where the Option Plan could result in: (a) the aggregate number of Shares reserved for issuance under options granted to Insiders exceeding 10% of the outstanding Shares; (b) any optionee is granted options exceeding 5% of the outstanding Shares in a 12 month period; (b) insiders are granted options exceeding 10% of Shares in a 12 month period; or (c) the Company reduces the exercise price of an outstanding option held by an Insider.

Options over no more than 2% of Shares in the aggregate can be granted to persons conducting ‘Investor Relations Activities’ in any 12 month period, and options over no more than 2% of Shares can be granted to any one consultant in any 12 month period.

Options will expire 90 days after the optionee ceases to provide services to the Company or an affiliate, except in the case of death or dismissal for cause. In the case of death, an optionee’s vested options will remain exercisable by the optionee’s estate until the earlier of one year after the optionee’s death and the original expiry date of the option. Where an optionee is dismissed for cause, all options, vested and un- vested, will terminate immediately on the date of dismissal without any right of exercise.

The Board has the authority in its discretion to set terms of vesting, if any (which may be time-based vesting terms or performance-based vesting terms) and the exercise price of each option, which must be no less than the Discounted Market Price (as defined in the Option Plan). Subject to the rights of holders of existing options, the Board has the discretion to amend, suspend, terminate or discontinue the Option Plan.

As at December 31, 2020, there were Options exercisable for 10,697,167 Common Shares outstanding. As of the date of this Annual Information Form, there were Options exercisable for 10,742,085 Common Shares outstanding.

Warrants

On March 21, 2018, Exro issued 65,000 warrants to purchase Common Shares (“Warrants”) to an arm’s length party in relation to a settlement and repayment of $10,500 in subscription funds held by the Company. The Warrants issued have an exercise price of $0.25 per Common Share and expire on March 20, 2020.

On August 28, 2018, Exro issued 50,000 Warrants to Kent Thoresen pursuant to an independent consulting agreement. The Warrants issued to Mr. Thoresen have an exercise price of $0.40 per Common Share and expire August 28, 2021.

On October 29, 2018, Exro issued 100,000 Warrants to Welldunn Consulting Ltd. pursuant to a consulting agreement. The Warrants issued to Welldunn have an exercise price of $0.37 per Common Share and expire October 29, 2020.

On February 20, 2019, Exro issued 500,000 Warrants to NIG Systems Ltd., a private company controlled by Exro’s Chief Technology Officer, pursuant to an amendment to a consulting agreement. The Warrants issued to NIG have an exercise price of $0.30 per Common Share and expire June 20, 2024.

On March 22, 2019, Exro issued 572,635 Warrants as broker warrants in connection with the Company’s private placement. The Warrants issued have an exercise price of $0.35 per Common Share and expire March 22, 2020. As of the date of this Annual Information Form, 436,335 of these Warrants have been exercised.

On October 21, 2019, Exro issued 243,718 Warrants as broker warrants in connection with the first tranche of the Company’s private placement. The Warrants issued have an exercise price of $0.40 per Common Share and expire October 21, 2020. Subsequent to issuance, 12,950 of these Warrants were cancelled, leaving 230,768 outstanding as of the date of this Annual Information Form.

On October 30, 2019, Exro issued 19,600 Warrants as broker warrants in connection with the second tranche of the Company’s private placement. The Warrants issued have an exercise price of $0.40 per Common Share and expire October 30, 2020.

As at December 31, 2020, the Company had Warrants to purchase 2,900,326 Common Shares outstanding with a weighted average exercise price of $1.53. As of the date of this Annual Information Form, the Company had Warrants to purchase 1,885,561 Common Shares outstanding with a weighted average exercise price of $1.63.

MARKET FOR SECURITIES

Trading Price and Volume

The Company’s Common Shares are listed on the TSX Venture Exchange and trades under the symbol “EXRO”, and the OTCQB under the symbol “EXROF”. The following table sets out the high and low sale prices and the volume of trading of the Company’s Common Shares on the TSX Venture Exchange on a monthly basis for the Company’s fiscal year ended December 31, 2020. As of April 21, 2021, the closing price of the Company’s Common Shares was $3.94 per Common Share on the TSX Venture exchange.

	High	Low	Close	Volume
January 2020	$0.62	$0.35	$0.41	9,028,585
February 2020	$0.54	$0.38	$0.38	4,467,655
March 2020	$0.47	$0.22	$0.30	5,682,773
April 2020	$0.43	$0.28	$0.43	3,983,912
May 2020	$0.55	$0.40	$0.51	8,193,272
June 2020	$1.23	$0.57	$0.83	26,147,418
July 2020	$1.18	$0.77	$0.80	13,636,713
August 2020	$1.16	$0.90	$1.00	8,472,689
September 2020	$1.83	$0.89	$1.83	10,123,048
October 2020	$3.25	$1.69	$2.25	22,559,576
November 2020	$4.80	$2.41	$4.70	16,130,003
December 2020	$4.96	$3.93	$4.38	8,845,510
January 2021	$4.20	$3.75	$3.75	7,845,774
February 2021	$7.17	$3.74	$5.84	81,317,733
March 2021	$5.59	$3.09	$4.40	29,309,790
April 1 - 20, 2021	$4.95	$3.94	$3.94	5,161,010

Prior Sales

The following table summarizes the issuance of Options and Warrants for the Company’s fiscal year ended December 31, 2020.

Date of Issuance	Security Type	Issuance Price/Exercise Price	Number of Securities
February 14, 2020(1)	Warrants	$0.42	683,967
February 27, 2020(1)	Warrants	$0.42	144,496
March 9, 2020(2)	Options	$0.38	735,000
July 10, 2020(3)	Warrants	$0.70	914,285
July 10, 2020(3)	Warrants	$0.90	5,714,285
August 31, 2020(4)	Options	$1.00	1,692,000
October 13, 2020(5)	Options	$3.15	2,618,000
December 14, 2020(6)	Warrants	$3.25	893,500
Notes:
(1)In February 2020 the Company completed the two tranches of a non-brokered private placement of 12,284,545 shares at a price of $0.35 per share for proceeds of $4,299,591. In connection with the private placements, the Company paid fees of $289,961 cash and has issued 828,463 compensation warrants. Each warrant is exercisable to acquire one common share for a period of 12 months from the closing at an exercise price of $0.42 per share. As of the date of this Annual Information Form, all of these warrants have been exercised.
(2)On Mach 9, 2020, Exro issued 735,000 stock options to certain directors, officers, employees and consultants to the Company, at a price of $0.38 per common share and expiring on March 9, 2025.

(3)On July 10, 2020 the Company completed a short form prospectus offering of 11,428,571 units at a price of $0.70 per unit for gross proceeds of $8,000,000. Each unit consisting of one common share and one-half share purchase warrant. Each whole warrant is exercisable into one common shares at a price of $0.90 for a period of 24 months from the date of issuance. In connection with the share offering, the Company incurred share issuance costs of $890,000 commission paid in cash, and issued 571,428 common shares, and 914,285 broker warrants exercisable at $0.70 per common share for a period of 24 months from the date of issuance. As of the date of this Annual Information Form, 892,325 of these broker warrants have been exercised.
(4)On August 31, 2020, Exro issued 1,692,000 stock options to certain directors, officers, employees and consultants to the Company, at a price of $1.00 per common share and expiring on August 31, 2025.
(5)On October 13, 2020, Exro issued 2,618,000 stock options to certain directors, officers, employees and consultants to the Company, at a price of $3.15 per common share and expiring on October 13, 2025.
(6)On December 14, 2020, the Company completed a short form prospectus offering of 12,915,384 shares at a price of $3.25 including the over-allotment option which was exercised by the agents for total gross proceeds of $41,974,998. In connection with the offering, share issuance costs were $284,990 and the Company issued 839,500 warrants exercisable at $3.25 per common shares for a period of 24 months from the date of issuance and the Company issued 645,769 corporate finance shares. As of the date of this Annual Information Form, 253,650 of these warrants have been exercised.

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The following table provides the names, province or state and country of residence, position, and principal occupations of each executive officer and director of the Company. The term of each director expires on the date of our next annual meeting.

Name, City and Province of Residence	Positions Held with the Company	Principal Occupation or Employment During the Past Five Years	Director / Officer Since
Sue Ozdemir Calgary, Alberta, Canada	Chief Executive Officer	CEO of the Company, Business Executive, General Electric	September 9, 2019
Mark Godsy West Vancouver, British Columbia, Canada	Executive Chairman and Director	Entrepreneur	July 27, 2017
John Meekison West Vancouver, British Columbia, Canada	Chief Financial Officer
CFO of the Company; director and CFO of ArcWest Exploration Inc., a British Columbia resource exploration company; CFO at Segra International Corp; Director at Natcore Technology, Inc.; Director of Capital Markets at Evans & Evans, Inc.; CFO at iCo Therapeutics Inc.
October 23, 2017
M.A. (Jill) Bodkin(1)(2) Vancouver, British Columbia	Director
Corporate Director. Former Chair, BC Securities Commission; Former Corporate Finance Partner Ernst & Young an international accounting firm; Former Board Chair, Westport Innovations an alternative fuel transportation company
April 27, 2017
Frank Borowicz(1)(2)(3) Vancouver, British Columbia	Director	Retired partner of international law firm Davis LLP (now DLA Piper); Governor, Greater Vancouver Board of Trade; Former Chair, BC Industry Training Authority	July 27, 2017
Daniel McGahn(2)(3) Devens, Massachusetts, USA	Director	Chief Executive Officer & Director at American Superconductor Corp. an energy technology company	July 27, 2017
Eamonn Percy(1)(3) Vancouver, British Columbia, Canada	Director	CEO, The Percy Group, a business advisory and investment firm Former President and COO of Powertech Labs, a testing and investigation services company	September 20, 2017
Julie Wurmlinger Clinton Township, Michigan, USA	Director	Retired Global Chief Engineer from Ford Motor Company and current President/Owner of OhmTek, LLC Technical Consulting	September 29, 2020

Terence Johnsson Berlin, Germany	Director	Retired former Vice President, Audi AG	January 27, 2021
Richard Meaux Calgary, Alberta, Canada	Chief Marketing Officer	Chief Marketing Officer of the Company. Former Director of Marketing and Digital Operations for GE Industrial Motors	November 16, 2020
Eric Hustedt Calgary, Alberta, Canada	Chief Engineer	Chief Engineer of the Company. Former senior engineer at KSR International Inc.	November 16, 2020
Josh Sobil Vancouver, British Columbia, Canada	Chief Commercial Officer	Chief Commercial Officer of the Company. Former National P&L manager for Siemens Mining business unit	November 12, 2019
Christina Boddy, Aldergrove, British Columbia, Canada	Corporate Secretary	Principal, Rhodanthe Corporate Services. Corporate Secretary to several publicly-listed companies	December 1, 2019
Notes:
(1)Member of the Audit Committee.
(2)Member of the Compensation Committee.
(3)Member of the Governance and Nominating Committee.

As of April 21, 2021, the executive officers and directors of the Company owned, directly or indirectly, or exercised control or direction over 4,824,573 (4.02%) of the Common Shares of the Company.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as disclosed herein, no director or executive officer of Exro is, as of the date of the Annual Information Form, or has been, within the 10 years preceding the date of this Annual Information Form, a director, chief executive officer or chief financial officer of any company, including Exro, that:

(a)was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or
(b)was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No director or executive officer of Exro, or to the best of Exro’s knowledge, a shareholder holding a sufficient number of securities of Exro to affect materially the control of Exro:

(a)is, as of the date of the Annual Information Form, or has been within 10 years preceding this date, a director or executive officer of any company, including Exro, that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or
(b)has, within the 10 years before the date of the Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

No director or executive officer of Exro, or to the best of Exro’s knowledge, a shareholder holding a sufficient number of securities of Exro to materially affect the control of Exro, has been subject to:

(a)any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or
(b)any other penalties or sanctions imposed by a court or a regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

With respect to Daniel McGahn, in 2011, American Superconductor Corporation (“AMSC”) was subject to a class action securities litigation related to AMSC’s securities offering in November of 2010 in the United States District Court for the District of Massachusetts. AMSC, AMSC’s officers and directors (including Mr. McGahn) and AMSC’s underwriters were named as defendants in this litigation. In 2013 this class action was settled. The settlement was approved by the court. Mr. McGahn and other defendants denied any wrongdoing. No penalties or sanctions were imposed against Mr. McGahn pursuant to the settlement. In 2011 AMSC was subject to litigation related to derivative complaints with respect to the same securities offering in Superior Court for the Commonwealth of Massachusetts, Middlesex County. AMSC and AMSC’s officers and directors (including Mr. McGahn) were named as defendants in this litigation. Mr. McGahn and other defendants denied any wrongdoing. This litigation was settled in 2014. No sanctions or penalties were imposed against Mr. McGahn pursuant to that settlement.

Conflicts of Interest

To the knowledge of the Company, there are no known material existing or potential conflicts of interest among the Company’s directors, officers or other members of management as a result of their outside business interests except that certain of the Company’s directors and officers serve as directors and officers of other companies, and therefore it is possible that a conflict may arise between their duties to the Company and their duties as a director or officer of such other companies. See “Directors and Officers – Name, Occupation and Security Holding” and “Interest of Management and Others in Material Transactions”.

PROMOTERS

Mark Godsy, the Executive Chairman of the Company, may have been considered a promoter of the Company within the two most recent completed financial years as a result of their role in founding Exro Technologies Inc. (a predecessor entity to the Company) and in relation to the amalgamation between BioDE, its wholly owned subsidiary 10889001 BC Ltd. and Exro Technologies Inc.

As of the date of this Annual Information Form, Mark Godsy beneficially owned, or controlled or directed, directly or indirectly, 4,128,221 Common Shares, comprising 3.4% of the issued and outstanding Common Shares.

AUDIT COMMITTEE

Audit Committee Charter

The Company’s audit committee charter is attached as Schedule "A" to this Annual Information Form.

Composition of the Audit Committee

The following are the current members of the Audit Committee: Jill Bodkin, Frank Borowicz, and Eamonn Percy. All the members are financially literate and independent as those terms are used in Multilateral Instrument 52-110 – Audit Committees (“NI 51-110”).

Audit Committee Member Education and Experience

Jill Bodkin

Jill Bodkin acquired her financial literacy through her education and work. She obtained a BA from the University of Alberta and studied public administration the University of Syracuse in New York. Ms. Bodkin was a Corporate Finance partner in Ernst & Young from 1987 to 1996. She was also Deputy Minister of Financial Institutions from 1981 to 1987 and was Founding Chair of the British Columbia Securities Commission. She also served a term on the CICA Audit Standards Oversight Committee. Over the years, she has been serving on boards of directors of various public and private companies.

Frank Borowicz

Frank Borowicz acquired his financial literacy through his education and work. He has over 35 years’ experience in conflict resolution, corporate governance, regulatory compliance, and risk management. A graduate of Harvard, Dalhousie and Loyola of Montreal, Mr. Borowicz was formerly a law professor at the University of Windsor and founding faculty member of the University of Victoria Law School. Mr. Borowicz is also a graduate of the Corporate Governance College of the Institute of Corporate Directors. He in addition to being Queen’s Counsel, he is an Honorary Member of the Institute of Chartered Accountants.

Eamonn Percy

Eamonn Percy acquired his financial literacy through his education and work. He has more than 25 years of leadership experience with growing companies through technology commercialization, high growth and turnaround situations, in a variety of executive, general management and technical roles. Eamonn has held multiple executive and senior leadership roles with top global companies, including Powertech Labs (BC Hydro), Ballard Power Systems, Pirelli Cables, and Ford, and across multiple industries in multiple stages of growth. He also led the successful turnaround of two large global companies in the engineering and manufacturing sectors, returning both to significant profitability and strong working capital positions. He has significant board experience in the commercial, academic and regulatory sectors. Eamonn holds a Bachelor of Engineering (Electrical) from Lakehead University, a Dip. Tech. (Power) from BCIT, an MBA from the University of Toronto and has completed the Leading and Managing Change Executive Program at Stanford University.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-Audit Services), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

The Company is relying upon the exemption in Section 6.1 of NI 52-110 (Venture Issuers) from the requirement of Part 5 (Reporting Obligations).

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as part of its audit charter. The pre-approval requirement for such engagement is waived if (i) the aggregate amount of all non-audit services provided to the Company amounts to five percent or under of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided and (ii) the services were not recognized by the Company at the time of the engagement to be non-audit services and (iii) the services are promptly brought to the attention of the Audit Committee by the Company and approved by the Audit Committee (or one or more members of the Audit Committee to whom that authority to approve has been delegated by the Audit Committee, subject to the pre-approval being presented to the first scheduled meeting of the Audit Committee after the approval) prior to the completion of the audit.

External Auditor Services Fees

The following table provides the particulars of the external audit fees paid by the Company for the last two fiscal years. The Company completed a business combination by way of three-cornered amalgamation in August 2017 and related to that amalgamation, subsequently changed its year end from January 31 to December 31. On April 16, 2021, the Company changed its auditors from Dale Matheson Carr-Hilton Labonte LLP to PricewaterhouseCoopers LLP.

Nature of Services	Fees Paid to Auditor in Year Ended December 31, 2020	Fees Paid to Auditor in Year Ended December 31, 2019
Audit Fees	$41,000	$25,000
Audit-Related Fees	Nil	Nil
Tax Fees	Nil	Nil
All Other Fees	$19,250	Nil
Total	$60,250	$25,000
Notes:
(1)“Audit Fees” include fees necessary to perform the annual audit and quarterly reviews of the Company’s consolidated financial statements. Audit Fees include aggregate fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.
(2)“Audit-Related Fees” include fees for services that are traditionally performed by the auditor. These audit-related services include aggregate fees for employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.
(3)“Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes aggregate fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.
(4)“All Other Fees” include all other non-audit services, in the aggregate.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

In the ordinary course of business, the Company and its subsidiaries may become involved in various legal, administrative, regulatory and other proceedings, actions, claims and inquiries relating to our business. There are no material pending legal proceedings or regulatory actions to which the Company is or is likely to be a party or of which any of its assets are or are likely to be the subject.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Directors and officers of the Company hold Common Shares and may be granted Options in the future. Other than as described elsewhere in this Annual Information Form, none of our directors, executive officers or shareholders, owning or exercising control or direction over more 10% of the Common Shares, or any associate or affiliate of the foregoing, has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year prior to the date of this Annual Information Form that has materially affected us or is reasonably expected to materially affect the Company.

TRANSFER AGENT AND REGISTRAR

The transfer agent and the registrar of the Common Shares is TMX Equity Transfer Services Inc., 650 West Georgia St., Suite 2700 Vancouver, BC V6B 4N9.

MATERIAL CONTRACTS

The following are the material contracts of Exro as defined in National Instrument 51-102 – Continuous Disclosure Obligations entered into within the last financial year or before the last financial year if that material contract is still in effect:

1.Assignment and Assumption Agreement between the Company and BioHEP Ventures Ltd. (“BioHEP”) dated April 21, 2017 has been approved by BioHEP and BioDE. This agreement describes the terms of the transfer of the biotechnology assets from the Company to BioHEP.
2.Memorandum of Agreement between Exro and Northwest UAV effective as of February 15, 2016 and its Amendment No. 01 dated June 2, 2017. This agreement summarizes the essential terms of cooperation between Exro and Northwest UAV in developing and engineering of proof- of-concept prototype generator and separate regulator (the Generator Control Unit assembly), resulting in an electrical power system package enabled with Exro’s DCM (Dynamic Current Management) technology for a NWUAV selected aerial vehicle propulsion system.

Copies of all material agreements referred to in this Annual Information Form may be inspected at the head office of the Company located at 12 - 21 Highfield Circle S.E., Calgary, Alberta T2G 5N6 during normal business hours, as well as on the SEDAR website at www.sedar.com.

INTERESTS OF EXPERTS

On April 16, 2021, the Company changed its auditors from Dale Matheson Carr-Hilton Labonte LLP to PricewaterhouseCoopers LLP. The auditor of the Company is PricewaterhouseCoopers LLP, 111 – 5th Avenue S.W., Calgary, Alberta T2P 5L3, as of the date of this Annual Information Form.

Dale Matheson Carr- Hilton Labonte LLP have prepared an independent auditor’s report dated April 6, 2021 in respect of the consolidated financial statements of the Company for the years ended December 31, 2020 and December 31, 2019. Dale Matheson Carr- Hilton Labonte LLP has advised that they are independent with respect to the Company within the meaning of the Code of Professional Conduct of the Chartered Professional Accountants of British Columbia.

ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of our Company’s securities and securities authorized for issuance under equity compensation plans, will be contained in the Company’s management information circular for the 2021 annual meeting of shareholders. Additional financial information is provided in the Company’s audited annual consolidated financial statements and management’s discussion and analysis of our financial condition and results of operations for our most recently completed fiscal year ended December 31, 2020. Such documentation, as well as additional information relating to the Company, may be found under the Company’s profile on SEDAR at www.sedar.com.

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SCHEDULE "A"

AUDIT COMMITTEE CHARTER

Mandate

The primary function of the Audit Committee (the “Committee”) is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company’s systems of internal controls regarding finance and accounting and the Company’s auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures and practices at all levels. The Committee’s primary duties and responsibilities are to:

•Serve as an independent and objective party to monitor the Company’s financial reporting and internal control system and review the Company’s financial statements.
•Review and appraise the performance of the Company’s external auditors.
•Provide an open avenue of communication among the Company’s auditors, financial and senior management and the Board of Directors.

Composition

The Committee shall be comprised of three directors as determined by the Board of Directors, the majority of whom shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Company’s Charter, the definition of “financially literate” is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company’s financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders’ meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet at least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the CFO and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

(1)Documents/Reports Review
(a)Review and update this Charter annually.
(b)Review the Company’s financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or

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other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.
(2)External Auditors
(a)Review annually, the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Company.
(b)Obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1.
(c)Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.
(d)Take, or recommend that the full Board of Directors take, appropriate action to oversee the independence of the external auditors.
(e)Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.
(f)At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company’s financial statements.
(g)Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.
(h)Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.
(i)Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company’s external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:
(i)the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;
(ii)such services were not recognized by the Company at the time of the engagement to be non-audit services; and
(iii)such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee.
Provided the pre-approval of the non-audit services is presented to the Committee’s first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.
(3)Financial Reporting Processes
(a)In consultation with the external auditors, review with management the integrity of the Company’s financial reporting process, both internal and external.
(b)Consider the external auditors’ judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting.
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(c)Consider and approve, if appropriate, changes to the Company’s auditing and accounting principles and practices as suggested by the external auditors and management.
(d)Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.
(e)Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.
(f)Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.
(g)Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.
(h)Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.
(i)Review certification process.
(j)Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.
(4)Risk Management
(a)To review, at least annually, and more frequently if necessary, the Company’s policies for risk assessment and risk management (the identification, monitoring, and mitigation of risks).
(b)To inquire of management and the independent auditor about significant business, political, financial and control risks or exposure to such risk.
(c)To request the external auditor’s opinion of management’s assessment of significant risks facing the Company and how effectively they are being managed or controlled.
(d)To assess the effectiveness of the over-all process for identifying principal business risks and report thereon to the Board.
(5)Other
(6)Review any related-party transactions.

Approved by the Board: October 26, 2017
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